Exhibit 99.50

CANNTRUST™ HOLDINGS EXPANDS INTERNATIONALLY THROUGH

JOINT VENTURE IN DENMARK WITH STENOCARE

Initially CannTrust will ship products to STENOCARE with plans to develop and build a full cultivation and production facility in Denmark

VAUGHAN, ON, March 13, 2018 - CannTrust Holdings Inc. ("CannTrust" or the "Company", TSX: TRST), one of Canada’s leading licensed producers of cannabis, announced today that it has entered into a Joint Venture Agreement with STENOCARE (“STENOCARE”), a company located in Denmark. STENOCARE is one of the first Danish companies to receive its license to grow and produce medical cannabis, as well as to import and sell cannabis products in Denmark.

Medical cannabis became legal in Denmark on January 1, 2018 after a unanimous vote by the country’s parliament. Danish rules surrounding the production of medical cannabis require a high degree of purity and quality, making CannTrust a natural partner for STENOCARE. STENOCARE currently has agreements in place with Denmark’s two leading pharmaceutical distributors, which together service 99% of pharmacies in the country.

STENOCARE is a privately-owned company established in October 2017, to be a first mover in Denmark’s legalization of medical cannabis. The global market for medical cannabis is expected to continue growing at a strong rate and Denmark is the second international expansion for CannTrust following its commencement of product shipment to Australia in November 2017.

Under the terms of the Joint Venture, CannTrust will receive a 25% equity stake in STENOCARE together with the right to appoint half of its Board of Directors. STENOCARE will initially sell CannTrust’s market leading standardized cannabis products in Denmark while working towards developing a domestic growing facility. Construction of the facility is expected to begin in the second quarter of 2018 with technical expertise being provided by CannTrust.

“CannTrust is very excited to partner with STENOCARE in the rapidly growing global market for medical cannabis. This is a key step in our strategy to expand our best in class products on a global platform. We look forward to building, together with STENOCARE, an industry leading facility in Denmark. By leveraging off our leading-edge perpetual harvest technology, STENOCARE will be able to deliver high-quality, standardized medical cannabis products for the Danish market” said Eric Paul, CEO of CannTrust.

“CannTrust’s industry knowledge, pharmaceutical approach, expertise and strong team made the partnership decision an easy choice” said Thomas S. Schnegelsberg, CEO of STENOCARE. “We are delighted to have CannTrust as part of our Company and look forward to providing CannTrust’s standardized medical cannabis products to the Danish market while we work towards the completion of our Danish cultivation and production facility.”

About CannTrust™

Since its inception in 2014, CannTrust has led the Canadian market in producing pharmaceutically standardized product.

As a federally regulated licensed producer, CannTrust™ brings more than 40 years of pharmacy and healthcare experience to the medical cannabis industry. CannTrust currently operates a 50,000 square foot state-of-the-art hydroponic facility in Vaughan, Ontario, as well as the recently completed 250,000 square foot Phase 1 redevelopment of its 430,000 square foot Niagara Greenhouse Facility. The Phase 2 expansion is underway and is anticipated to be completed and in cultivation towards the middle of 2018.

CannTrust™ is committed to research and innovation, as well as contributing to the growing body of evidence -based research regarding the use and efficacy of cannabis. Our product development teams along with our exclusive global pharma partner, Apotex Inc., are diligently innovating and developing products that will make it easier for patients to use medical cannabis. We support ongoing patient education about medical cannabis and have a compassionate use program to support patients with financial needs.

Forward Looking Statements

This press release contains "forward-looking information" within the meaning of applicable Canadian securities legislation, which are based upon CannTrust's current internal expectations, estimates, projections, assumptions and beliefs and views of future events. Forward-looking information can be identified by the use of forward-looking terminology such as "expect", "likely", "may", "will", "should", "intend", "anticipate", "potential", "proposed", "estimate" and other similar words, including negative and grammatical variations thereof, or statements that certain events or conditions "may", "would" or "will" happen, or by discussions of strategy.

Forward-looking information include estimates, plans, expectations, opinions, forecasts, projections, targets, guidance or other statements that are not statements of fact.

Any forward-looking information speaks only as of the date on which it is made, and, except as required by law, CannTrust does not undertake any obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise. New factors emerge from time to time, and it is not possible for CannTrust to predict all such factors. When considering these forward-looking statements, readers should keep in mind the risk factors and other cautionary statements in CannTrust's Final Long Form Prospectus dated August 11, 2017 and filed with the applicable Canadian securities regulatory authorities on SEDAR at www.sedar.com. The risk factors and other factors noted in CannTrust's Final Long Form Prospectus could cause actual events or results to differ materially from those described in any forward-looking information.

The TSX does not accept responsibility for the adequacy or accuracy of this release.

Copyright © 2017 CannTrust Holdings Inc.

SOURCE CannTrust Holdings Inc.

For further information: CannTrust Holdings Inc., Ivy Fung, Investor@canntrust.ca, www.canntrust.ca/investor-relations, 1-833-688-TRST (8778)

RELATED LINKS

www.canntrust.ca